

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Walter Davis
President and Chairman of the Board of Directors
c/o Ceres Managed Futures LLC
522 Fifth Avenue, 14th Floor
New York, NY 10036

Re: BHM Discretionary Futures Fund L.P
Form 10-12G
Filed February 25, 2011
File No. 000-54284

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   We note your disclosure on page 1 and elsewhere that your assets allocated to the Trading Company will be used towards securities and forward contracts. Please expand your disclosure to discuss the types of securities and forward contracts that will be traded. In addition, please provide us with a detailed analysis of the exemption under the Investment Company Act of 1940 that you intend to rely on and how your investment strategy will support that exemption. Please note that

we will refer your response to the Division of Investment Management for further review.

3.   Please note that when you use technical jargon or industry-specific terms, you should provide a definition the first time such term is used so that an investor who is unfamiliar with your industry can understand what you mean. Please make revisions throughout as needed.

Redemptions, page 4

4.   You indicate that the general partner may suspend redemptions "including in the following circumstances…." Please revise to clarify if the listed circumstances encompass all possible reasons for redemption suspension.

Withdrawals, page 6

5.   We note you disclose on page 4 that the trading company may suspend redemptions. Please clarify if the term "redemptions" there refers to the withdrawals discussed here. If so, please revise to elaborate on the trading company's ability to suspend redemptions/withdrawals.

Calculation of Net Assets, page 6

6.   To the extent the trading company will have interest in instruments that are not exchange traded, please revise to clarify how the value of such items are determined when calculating its net asset value.

Custody of Trading Company Assets, page 6

7.   Please revise to define your use of the term "commodity brokers" the first time it is used here.

8.   You have briefly referred to the trading company's margin commitments. In the appropriate section, please revise to elaborate on the use of margin in trading activities and how that impacts gains, losses, and exposure to changing valuations.

9.   From your disclosure it appears that funds raised from investors are transferred to the trading company, which in turn deposits such funds with the commodity brokers.   Similar to your organization chart, please provide a chart to illustrate the flow of funds/assets and how your assets are held and explain whether accounts are segregated based on trading objectives or focus. Also, please discuss how funds are obtained to satisfy investor redemptions.

10.   Please revise to clarify how investment of funds in accounts related to exchange traded futures and options are bought and sold pursuant to repo and reverse repo agreements.

Charges paid by the Trading Company and the Partnership, page 10

11.   You disclose that the trading company pays all transactional, clearing, and brokerage fees as they are incurred. Please clarify whether it pays such costs with your funds allocated to it or if you provide reimbursements for the costs.

Trading Advisor Management Fees, page 10

12.   Please revise to clarify if "net assets" here are determined in accordance with the principles within the operating agreement, similar to the disclosure on page 6.

Trading Advisor Incentive Fees, page 11

13.   We note that the trading company will establish a separate account for you. Please clarify whether separate accounts are exposed to different profit or risk potential compared to other separate accounts.

14.   Please revise to disclose the "certain percentage" used to calculate the incentive fee.

15.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. For example purposes only, we note the following:

  • "Limited Operating History," page 19;

  • "The Trading Company and Partnership Incur Substantial Charges," page 19;

  • "General Partner Redemptions," page 20;

  • "The Trading Company has Credit Risk to the Commodity Brokers," page 23;

  • "Reliance on Blenheim to Trade Successfully," page 23;

  • "Blenheim may Terminate its Advisory Agreement," page 23;

  • "The Partnership's Tax Returns Could be Audited," page 24; and

  • "Limited Partners Will Recognize Short-Term Capital Gain," page 24.

"Prospectus investors should not rely on the past performance of Blenheim…," page 23

16.   You have not included a narrative following this subheading. Please clarify the purpose of this subheading.

Results of Operations, page 26

17.   Please revise to identify the fee components that consisted of your total expenses.

Item 5. Directors and Executive Officers, page 31

18.   We note you indicate that Walter Davis was "registered as an associated person of the General Partner" and that he "withdrew as an associated person of MS & Co." Please revise your disclosure to clarify what you mean by "associated person."

19.   Please revise your disclosure to include the terms of office of the officers and directors of the General Partner. Please refer to Items 401(a) and (b) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions…, page 34

20.   Please identify your promoters within this section and the nature and amount of anything of value received or to be received directly or indirectly by each promoter. Refer to Item 404(c) of Regulation S-K.

21.   Please revise to discuss the payments made to related parties from your fee and reimbursement arrangements.

Item 10. Recent Sales of Unregistered Securities

22.   Please revise to quantify the number of units sold. Please refer to Item 701(a) of Regulation S-K.

Exhibit 99.1

BHM Discretionary Futures Fund, L.P Financial Statements, page 1

23.   Please file audited financial statements for the registrant in accordance with Article 3 of Regulation S-X, or explain to us why you believe the financial statements are not required to be audited.

24.   Please explain to us specifically why you believe you are not required to provide a statement of cash flows under ASC 230-10-15-4.

Note 7. Financial Highlights, page 9

25.   Please disclose the amount of brokerage fees included in net realized and unrealized gains (losses) and excluded from expenses.

26.   Please expand your disclosure to explain, and quantify to us in your response, how ratios to average net assets and total return were calculated.

Exhibit 99.2

27.   Given the significance of your investment in Morgan Stanley Smith Barney BHM I, LLC, please tell us why you have not provided audited statements.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Kristi Marrone at 202-551-3429 or Dan Gordon, Accounting Branch Chief, 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3386 with any other questions.

                                            Sincerely,

                                            Duc Dang
                                            Senior Counsel

cc: Timothy P. Selby, Esq.
       Via *facsimile*: (212) 922-3894